Exhibit 2.1

Execution Version

This FIRST AMENDMENT TO THE AGREEMENT AND PLAN OF MERGER, dated April 15, 2017 (this “Amendment”), is entered into by and between Alipay (UK) Limited, a United Kingdom limited company (“Parent”), Matrix Acquisition Corp., a Delaware corporation and a Subsidiary of Parent (“Merger Sub”), Alipay (Hong Kong) Holding Limited, a Hong Kong limited company (“Guarantor”) and MoneyGram International, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, on January 26, 2017, the parties hereto entered into the Agreement and Plan of Merger (the “Merger Agreement”).

WHEREAS, the parties hereto desire to amend the terms of the Merger Agreement to reflect certain changes to the Merger Agreement on the terms and conditions set forth in this Amendment.

WHEREAS, the holders of all of the outstanding shares of Series D Preferred Stock will, promptly after the execution of this Amendment, execute and deliver to Parent a copy of an irrevocable written consent approving and adopting the Merger Agreement (as amended by this Amendment) and the effect of the consummation of the Merger on the Series D Preferred Stock as set forth in Article II of Merger Agreement (as amended by this Amendment) (the “New Preferred Stock Consent”).

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Increase to the Merger Consideration. In Section 2.1(c) of the Merger Agreement, the reference to “$13.25” is hereby amended to be “$18.00”.

2. Increase to the Termination Fee. In Section 7.2(b)(ii) of the Merger Agreement, the reference to “$30 million” is hereby amended to be “$41 million”.

3. Increase to the Parent Termination Fee. In Section 7.2(c) of the Merger Agreement, the reference to “$60 million” is hereby amended to be “$82 million”.

4. Increase to the Parent Regulatory Termination Fee. In Section 7.2(d) of the Merger Agreement, the reference to “$17.5 million” is hereby amended to be “$30 million”.

5. Preferred Stock Consent. In Section 3.19, the reference to the “Preferred Stock Consent” is hereby amended to be the “New Preferred Stock Consent”.

6. Payment Guarantee. Section 4.9(g) is hereby amended to add the following sentence: “The Amendment shall have no effect on the legality or enforceability of the Payment Guarantee, which shall continue in effect with respect to the Merger Agreement as amended by the Amendment.”

7. Miscellaneous. All references in the Merger Agreement to (a) the “Surviving Company” are hereby amended to be the “Surviving Corporation”, (b) “Indemnified Person” or “Indemnified Persons” are hereby amended to be “Indemnified Party” or “Indemnified Parties”, respectively, (c) the “Company Termination Fee” are hereby amended to be the “Termination Fee” and (d) “Ernst & Young LLP” are hereby amended to be “KPMG LLP”. All references in the Merger Agreement to the “Amendment” refer to this Amendment.

8. Termination of Discussions . As a result of this Amendment, the Company acknowledges that any Company Acquisition Proposals previously made by Euronet Worldwide, Inc. does not constitute a Company Superior Proposal. Accordingly, the Company will, and will cause its Subsidiaries and its and its Subsidiaries’ directors, officers, employees and Representatives to, immediately cease and cause to be terminated any discussions or negotiations conducted with any persons other than Parent with respect to any Company Acquisition Proposal pending as of, or made prior to, the date of this Amendment, including immediately revoking or withdrawing access of any person other than Parent and its directors, officers, employees and Representatives to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries previously furnished with respect to a Company Acquisition Proposal.

9. Meeting Date. The Company shall convene and hold the Company Stockholders Meeting on May 16, 2017 and the Company shall not change the date of, postpone, recess or adjourn the Company Stockholders Meeting without the prior written consent of Parent, except (a) if there are insufficient shares of Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (b) to the extent that the Company has reasonably determined, after consultation with outside legal counsel and Parent (and its outside counsel), that such postponement, recess or adjournment (not to exceed five Business Days or such longer period as the parties may agree) is necessary to ensure that any supplement or amendment to the Proxy Statement required by applicable Law with respect to any event, circumstance, discovery of information or other set of facts first arising after the date of this Amendment (other than the proxy supplement referred to in Section 10 below) is provided to the Company’s stockholders in advance of the Company Stockholders Meeting.

10. Proxy Supplement. As promptly as practicable (but in no event more than three Business Days) following the date of this Amendment, the Company shall prepare and disseminate a supplement to the Proxy Statement disclosing the matters that are the subject of this Amendment. The Company shall use its reasonable best efforts to solicit from its stockholders proxies to approve and adopt the Merger Agreement (as amended by this Amendment) in accordance with Section 5.3(b) of the Merger Agreement.

11. References to the Merger Agreement. After giving effect to this Amendment, each reference in the Merger Agreement to “this Agreement”, “hereof”, “hereunder”, “herein” or words of like import referring to the Merger Agreement shall refer to the Merger Agreement as amended by this Amendment, and all references in the Company Disclosure Schedules to “the Agreement” shall refer to the Merger Agreement as amended by this Amendment. All references in the Merger Agreement and the Company Disclosure Schedules to “the date hereof” and “the date of this Agreement” shall refer to January 26, 2017.

12. Other Miscellaneous Terms. The provisions of Article VIII of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

13. Amendment. Except as expressly amended by this Amendment, the terms of the Merger Agreement shall remain unchanged and continue in full force and effect.

14. Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law principles thereof).

15. Counterparts. This Amendment may be executed by facsimile and in counterparts, all of which shall be considered an original and one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

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The parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

ALIPAY (UK) LIMITED

By:	/s/ Leiming Chen
Name: Leiming Chen
Title: Director

MATRIX ACQUISITION CORP.

By:	/s/ Leiming Chen
Name: Leiming Chen
Title: Director

ALIPAY (HONG KONG) LIMITED, solely for purposes of Section 8.16 of the Merger Agreement (and the sections referenced therein), as amended hereby

By:	/s/ Leiming Chen
Name: Leiming Chen
Title: Director

MONEYGRAM INTERNATIONAL, INC.

By:	/s/ Pamela H. Patsley
Name: Pamela H. Patsley
Title: Chairman of the Board of Directors